PEAKSTONE SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

REVENUE		
Advisory services	$	184,500
Total Revenue		184,500
EXPENSES		
Employee compensation and benefits		97,500
Professional fees		42,730
Licenses and registration		12,358
Occupancy		11,400
Communications and data processing		6,286
Other expenses		11,839
Total Expenses		182,113
NET INCOME	$	2,387

See Accompanying Notes